

SEC

20003839

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-46299

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIGHTPATH CAPITAL, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1453 THIRD STREET PROMENADE, SUITE 315

(No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

LOS ANGELES   CA   90401

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louie Ucciferri   818-481-7641

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DYLANFLOYD ACCOUNTING AND SOLUTIONS

(Name – *if individual, state last, first, middle name*)

20909 JUDAH LANE   NEWHALL   CA   91321

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Luigi Ucciferri _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIGHTPATH CAPITAL, INC. _____, as of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Financial and Operations Principal
_____
Title

* SEE ATTACHED CALIFORNIA JURAT

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

1
2
3
4
5
6

_____
Signature of Document Signer No. 1

_____
Signature of Document Signer No. 2 (if any)

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _VENTURA_

MARK A. ESPINOZA
Notary Public - California
Ventura County
Commission # 2162274
My Comm. Expires Aug 8, 2020

Place Notary Seal and/or Stamp Above

Subscribed and sworn to (or affirmed) before me

on this _26_ day of _FEBRUARY_, 20 _20_,
by   *Date*   *Month*   *Year*

(1) _LUIGI UCCIFERRI_

(and (2)_____),

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____
Signature of Notary Public

────────── OPTIONAL ──────────

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

CONTENTS



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Lightpath Capital Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lightpath Capital Inc. as of December 31, 2019, the related statements of income, changes in shareholders' equity, and cash flows for the 2019 then ended, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Lightpath Capital Inc. as of December 31, 2019 and the results of its operations and its cash flows for the 2019 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lightpath Capital Inc. management. Our responsibility is to express an opinion on Lightpath Capital Inc. financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lightpath Capital Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of Net Capital Pursuant to Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Lightpath Capital Inc. financial statements. The supplemental information is the responsibility of Lightpath Capital Inc. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Albert Garcia, CPA
DylanFloyd Accounting & Consulting

We have served as the Company's auditor since 2019.

Newhall, California
February 25, 2020

LIGHTPATH CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	161,368
Commission receivable		59,500
Total assets	$	220,868

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	147,823
Total liabilities		147,823
Stockholder's' equity:		
Capital stock, no par value, 10,000 shares authorized,		
100 shares issued and outstanding	34,000	
Retained earnings	39,045	
Total stockholder's equity		73,045
Total liabilities and stockholder's equity	$	220,868

LIGHTPATH CAPITAL, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2019

Revenues :			
Commissions		$	7,523,243
Fee based income			220,533
Legal Settlement			211,539
Other income			34,692
Total revenues			7,990,007
Operating expenses:			
Commission expense	$	6,045,634	
Occupancy		8,400	
Payroll expenses		727,413	
Professional fees		498,079	
Regulatory fees, other taxes, and licenses		43,163	
Other expenses		110,954	
Total expenses			7,433,643
Income before income taxes			556,364
Income taxes			10,000
Net income		$	546,364

LIGHTPATH CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2019

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at beginning of year	$ 34,000	-	82,681	116,681
Distributions	-	-	(590,000)	(590,000)
Net income for the year	-	-	546,364	546,364
Balance at end of year	$ 34,000	-	39,045	73,045

LIGHTPATH CAPITAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities:			
Net income			$ 546,364
Adjustments to reconcile net income to net cash provided by for operating activities:			
Decrease in commission receivable	$	12,249	
Increase in accounts payable and accrued expenses		89,159	
Total adjustments			101,408
Net cash flows provided by operating activities			647,772
Cash flows from investing activities			-
Cash flows from financing activities			
Distributions		(590,000)	
Net cash flows used for financing activities			(590,000)
Net increase in cash			57,772
Cash at beginning of year			103,596
Cash at end of year			$ 161,368

SUPPLEMENTAL CASH INFORMATION

Cash payments for:	
Income taxes	$ 10,000
Interest expense	$ -

The accompanying notes are an integral part of these financial statements.

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

LightPath Capital, Inc. (the "Company") was organized in the State of California in June of 1993, under the name of Protective Brokerage Corporation.   The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").   In January of 1997, the Company changed its name to Streamline Capital Corporation, and in April of 2014, the Company changed its name to LightPath Capital, Inc.

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including merger and acquisition advisory services, the private placement of securities, placements, and the introduction of institutional investors and investment managers.

Under its membership agreement with FINRA, the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.   Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities and Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Method of Accounting

The Company's financial statements have been prepared using the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

New and Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" (Topic 606), that supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. The guidance also requires additional disclosures regarding the nature, amount, timing, and uncertainty of revenue that is recognized. Under the new guidance, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The adoption of ASU

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

2014-09, as amended, did not result in a material change in the timing of revenue recognition or a material impact on our financial position, results of operations, or cash flows from adopting this standard.

In February 2016, the FASB issued ASU 2016-02, "Leases" that requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements. The Company has reviewed the new standard and does not expect it to have a material impact to the statement of financial condition or its net capital.

Revenue Recognition

Based upon the income reported, commissions earned from the direct participation programs represent the major portion of the business. For all income categories, the Company considers revenue to be generated when the Company satisfies a performance obligation. Revenue is considered earned when a) evidence of an arrangement exists; b) the Fee is fixed or able to be determinable; c) performance has occurred; and d) collectability is reasonably assured. Revenue is recorded when payment is received and deposited.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements estimates.

Income Taxes

The Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax which is the greater of 1.5% of net income or $800.

(2)   PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following:

	Federal	State	Total
Current	$ -	$ 10,000	$ 10,000
Deferred	-	-	-
Total	$ -	$ 10,000	$ 10,000

(3)   SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was February 25, 2020.   No transactions or events were found that were material enough to require recognition in the financial statements.

(4)   NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.   Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2019, the net capital was $73,045 which exceeded the required minimum capital by $63,857.   The aggregate indebtedness to net capital ratio was 2.02 to 1.

(5)   COMMITMENTS & CONTINGENCIES

The Company leases office space under a month to month agreement which commenced January 1, 2016 at the rate of $700 per month. Total rent expense for the year was $8,400.

LIGHTPATH CAPITAL, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2019

Total equity from statement of financial condition	$	73,045
Less non-allowable assets		0
Net capital	$	73,045

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3 % of aggregate indebtedness)	$	9,855
Minimum dollar net capital required	$	5,000
Net capital requirement (greater of above two figures)	$	9,855
Excess net capital	$	63,190

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$	147,823
Ratio of aggregate indebtedness to net capital		2.02 to 1
Percentage of debt to debt-equity total computed in in accordance with Rule 15c3-1 (d)		N/A

RECONCILIATION WITH COMPANY'S COMPUTATION INCLUDED IN PART II OF FORM X-17a-5

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17a-5 Part II and the computation contained herein as of December 31, 2019.

LIGHTPATH CAPITAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2019

Not Applicable - The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

LIGHTPATH CAPITAL, INC.
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2019

Not Applicable - The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.



DylanFloyd Accounting & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Lightpath Capital Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Lightpath Capital Inc. (the "Company") identified the following provision of 17 C.F.R 15c3-3k under which the Company claimed an exemption from 17 C.F.R 240.15c3-3: k(2)(i) the exemption provisions and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the identified exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions review is substantially less in scope that an examination the objective of which is the expression of an opinion on managements statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to managements statements referred to above for them to be fairly stated in all material respects based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Albert Garcia, CPA
DylanFloyd Accounting & Consulting
Newhall, California
February 25, 2020

LIGHTPATH CAPITAL, INC.

Exemption Report

December 31, 2019

LightPath Capital, Inc. operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3.

During the year ended December 31, 2019, the Firm met the provisions of this exemption without exception.

_____

Louie Ucciferri
Financial and Operations Principal



INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURESREPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholders
Lightpath Capital Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerate below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2019, which were agreed to by Lightpath Capital Inc.(the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc. (FINRA) and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed at our endings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2019, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be an expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Albert Garcia, CPA
DylanFloyd Accounting & Consulting
Newhall, California
February 25, 2020

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended __12/31/2019__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

46299 FINRA DEC
LightPath Capital, Inc.
1453 Third Street Promenade, Suite 315
Los Angeles, CA 90401

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Louie Ucciferri 818-481-7641

WORKING COPY

2. A. General Assessment (item 2e from page 2) — $11,985

   B. Less payment made with SIPC-6 filed (**exclude interest**) — (4,329)
   7/18/19
   _____ Date Paid

   C. Less prior overpayment applied — ( )

   D. Assessment balance due or (overpayment) — 7,656

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum —

   F. Total assessment balance and interest due (or overpayment carried forward) — $7,656

   G. PAYMENT: √ the box
   Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☒ $7,656
   Total (must be same as F above)

   H. Overpayment carried forward — $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LightPath Capital, Inc.
(Name of Corporation, Partnership or other organization)

Louie Ucciferri
(Authorized Signature)

Dated the __13th__ day of __February__, 20__20__.

Financial and Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $7,990,005

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii)

        Total deductions

2d. SIPC Net Operating Revenues $7,990,005

2e. General Assessment @ .0015 $11,985

    (to page 1, line 2.A.)

2